May 7, 2025

Charles Wagner
Executive Vice President and Chief Financial Officer
Vertex Pharmaceuticals, Inc.
50 Northern Avenue
Boston, MA 02210

       Re: Vertex Pharmaceuticals, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 0-19319
Dear Charles Wagner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences